SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BIGMAR, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

089893 10 1
(CUSIP Number)

Cynthia R. May
Harold C. Baldauf
Janet A. Baldauf
Jericho II, L.L.C.
13260 Spencer Road
Hemlock, Michigan 48626
Telephone (517) 797-5502

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

November 14, 2001
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

•            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 089893 10

1	NAME OF REPORTING PERSONS:
Jericho II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 38-3328404

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [__]

(b) [__]

Not applicable

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[__]

6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

	NUMBER OF	7 SOLE VOTING POWER 6,423,539
SHARES
BENEFICIALLY
	OWNED BY	8 SHARED VOTING POWER 0
EACH
REPORTING
	PERSON WITH	9 SOLE DISPOSITIVE POWER 1,500,000

10 SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,423,539

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[__]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	50.5%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 089893 10

1	NAME OF REPORTING PERSONS:
Cynthia R. May

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [__]

(b) [__]

Not applicable

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[__]

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

	NUMBER OF	7 SOLE VOTING POWER 6,610,155
SHARES
BENEFICIALLY
	OWNED BY	8 SHARED VOTING POWER 1,200
EACH
REPORTING
	PERSON WITH	9 SOLE DISPOSITIVE POWER 6,610,155

10 SHARED DISPOSITIVE POWER 1,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,611,355

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[__]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	52%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No. 089893 10

1	NAME OF REPORTING PERSONS:
Harold C. Baldauf

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [__]

(b) [__]

Not applicable

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[__]

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

	NUMBER OF	7 SOLE VOTING POWER 0
SHARES
BENEFICIALLY

	OWNED BY	8 SHARED VOTING POWER 3,000
EACH
REPORTING
	PERSON WITH	9 SOLE DISPOSITIVE POWER 4,923,539

10 SHARED DISPOSITIVE POWER 3,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,926,539

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[__]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	43.9%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 089893 10

1	NAME OF REPORTING PERSONS:
Janet A. Baldauf

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [__]

(b) [__]

Not applicable

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[__]

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

	NUMBER OF	7 SOLE VOTING POWER 333,333
SHARES
BENEFICIALLY

	OWNED BY	8 SHARED VOTING POWER 3,000
EACH
REPORTING
	PERSON WITH	9 SOLE DISPOSITIVE POWER 5,256,872

10 SHARED DISPOSITIVE POWER 3,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,259,872

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[__]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	46.9%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

Amendment No. 5 to Schedule 13D

     This Amendment No. 5, amending the Schedule 13D dated July 8, 1998, respecting the common stock, $.001 par value (“Common Stock”), of Bigmar, Inc. (the “Issuer”), is being filed jointly by Jericho II, L.L.C. (“Jericho”), Cynthia R. May (“Ms. May”), Harold C. Baldauf (“H. Baldauf”) and Janet A. Baldauf (“J. Baldauf”) (hereinafter collectively referred to as the “Reporting Persons”). This Schedule 13D was previously amended by Amendment No. 1 filed on October 26, 1998, Amendment No. 2 filed on January 26, 1998, Amendment No. 3 filed on March 10, 1999, and Amendment No. 4 filed on August 27, 2001. It adds Harold C. Baldauf and Janet A. Baldauf as additional Reporting Persons in connection with H. Baldauf’s recent acquisition of more than five percent of the Issuer’s Common Stock.

Item 2. Identity and Background.

     Item 2 is hereby amended and supplemented as follows:

     Jericho II, L.L.C. (“Jericho”) is a Michigan limited liability company. The principal executive offices of Jericho are located at 13260 Spencer Road, Hemlock, Michigan 48626. Jericho is a private company engaged in investing the funds of its principals in equity and debt securities. The name, principal occupation, business address and citizenship of each of the members of Jericho is set forth on Schedule I hereto.

     Ms. May is President, Secretary and a member of the board of directors of Bigmar, Inc. and is also a director of Saginaw Control and Engineering, Inc. Ms. May’s business address is 95 Midland Road, Saginaw, Michigan 48603. Ms. May is a citizen of the United States.

     Harold C. Baldauf is Chairman of Saginaw Control and Engineering Inc. H. Baldauf’s business address is 95 Midland Road, Saginaw, Michigan 48603. H. Baldauf is a citizen of the United States.

     Janet A. Baldauf is Secretary of Saginaw Control and Engineering, Inc. J. Baldauf’s business address is 95 Midland Road, Saginaw, Michigan 48603. J. Baldauf is a citizen of the United States

     During the last five years, neither Ms. May, H. Baldauf, J. Baldauf, Jericho nor, to the best of Jericho’s knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

     On November 14, 2001, pursuant to an Authorization to Transfer Shares in Satisfaction of Indebtedness (“Authorization”), Jericho executed a Stock Power and Assignment transferring

4,923,539 shares of the Issuer’s Common Stock to H. Baldauf. The Authorization is filed as Exhibit 2 hereto. However, Jericho remains the record holder of such shares.

     Ms. May, H. Baldauf’s daughter and J. Baldauf, H. Baldauf’s wife, each separately and jointly have the authority to dispose of all shares of stock held by H. Baldauf pursuant to a Durable Power of Attorney executed by H. Baldauf on June 5, 1995 (the “Durable Power of Attorney”). The Durable Power of Attorney is filed as Exhibit 3 hereto. Although there is no express agreement, arrangement or understanding to do so, to the extent the Reporting Persons have the power to vote shares of the Issuer, each Reporting Person may be expected to vote in a manner consistent with the other Reporting Persons on this Schedule 13D due to their family relationship.

     The Reporting Persons intend to exercise control and influence over the management and policies of the Issuer and can be expected to nominate, elect and continue in office at least a majority of the directors on the Issuer’s board of directors. The composition of the current board of directors of the Issuer is currently subject to litigation before the Court of Chancery of the State of Delaware. A description of the litigation is contained in the Issuer’s Current Report on Form 8-K at pages 5-10, which report was filed on December 31, 2001, and such description is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     For purposes of Rule 13d-3, Jericho is the beneficial owner of 6,423,539 shares of the Issuer’s Common Stock. These shares include (i) 4,923,539 shares of Common Stock over which Jericho retains sole voting power; (ii) a Common Stock Warrant for the purchase of 500,000 shares at a price of $5.00 per share and (iii) a Series A Convertible Preferred Stock Warrant for the purchase of 1,000,000 shares of Series A Preferred Stock at a price of $2.5625 per share, which may be converted into Common Stock on a one-to-one basis (subject to certain antidilution adjustments contained in the Issuer’s Certificate of Designation, Preferences and Rights of Bigmar, Inc. filed as Exhibit 3 to Schedule 13-D filed July 8, 1998, and incorporated herein by reference). Of the shares beneficially owned by Jericho, Jericho has the sole voting and dispositive power over 1,500,000 shares of Common Stock subject to such warrants and sole voting power with respect to 4,923,539 shares of Common Stock. In the aggregate, assuming exercise of the warrants described in (ii) and (iii) above (the “Warrants”), Jericho may thus be deemed to be the beneficial owner of approximately 50.5% of the aggregate of the outstanding Common Stock of the Issuer (based on the Issuer’s Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer) and as further increased by the shares issuable upon exercise of the Warrants (excluding any antidilution adjustments).

     Ms. May is the beneficial owner of 6,611,355 shares of the Issuer’s Common Stock. These shares include (i) 2,350 shares held by Ms. May directly; (ii) 1,200 shares held by Fred May, Ms. May’s husband; (iii) 4,923,539 shares of Common Stock held by H. Baldauf, over which Ms. May is deemed to have sole voting power pursuant a Delegation of Authority granted to Ms. May by Jericho (the “Jericho Delegation of Authority”), which is filed as Exhibit 4 hereto, and the sole dispositive power over such shares pursuant to the Durable Power of Attorney; (iv)

the Common Stock Warrant held by Jericho for the purchase of 500,000 shares of the Issuer’s Common Stock, over which, upon exercise, Ms. May has sole voting and dispositive power pursuant to the Jericho Delegation of Authority; (v) the Series A Convertible Preferred Stock Warrant held by Jericho for the purchase of 1,000,000 shares of the Issuer’s Preferred Stock, over which, upon exercise, Ms. May has sole voting and dispositive power pursuant to the Jericho Delegation of Authority; and (vi) 184,266 shares of the Issuer’s Common Stock held by GRQ, LLC, over which Ms. May has sole voting and dispositive power pursuant to a Delegation of Authority granted to Ms. May by GRQ, LLC (the “GRQ Delegation of Authority”). The GRQ Delegation of Authority is filed as Exhibit 5 hereto. This figure does not include shares owned by Ms. May’s mother, Janet A. Baldauf, as to which Ms. May disclaims beneficial ownership. Of the shares beneficially owned by Ms. May, she has sole voting and dispositive power over 6,610,155 shares of Common Stock and shared voting and dispositive power over 1,200 shares of Common Stock. In the aggregate, assuming exercise of the Warrants by Jericho, Ms. May would thus be deemed to be the beneficial owner of approximately 52% of the outstanding Common Stock of the Issuer (based on the Issuer’s Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer) and as further increased by the shares issuable upon exercise of the Warrants (excluding any antidilution adjustments).

     H. Baldauf beneficially owns 5,454,138 shares of the Issuer’s Common Stock. These shares include (i) 4,923,539 shares held by H. Baldauf directly and (ii) 3,000 shares held by H. Baldauf and J. Baldauf as joint tenants. This figure does not include 333,333 share of Common Stock held by H. Baldauf’s wife, J. Baldauf, as to which H. Baldauf disclaims beneficial ownership. Of the shares beneficially owned by H. Baldauf, he has sole voting and dispositive power over 4,923,539 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. H. Baldauf would thus be deemed to be the beneficial owner of approximately 43.9% of the outstanding Common Stock of the Issuer (based on the Issuer’s Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer).

     J. Baldauf is the beneficial owner of 5,259,872 shares of the Issuer’s Common Stock. These shares include (i) 333,333 shares held by J. Baldauf directly; (ii) 3,000 shares held by J. Baldauf and H. Baldauf as joint tenants; and (iii) 4,923,539 shares of Common Stock held by H. Baldauf, over which J. Baldauf has sole dispositive power pursuant to the Durable Power of Attorney. Of the shares beneficially owned by J. Baldauf, she has sole dispositive power over 5,256,872 shares of Common Stock, sole voting power over 333,333 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. J. Baldauf would thus be deemed to be the beneficial owner of approximately 46.9% the outstanding Common Stock of the Issuer (based on the Issuer’s Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer).

     Except as set forth above, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the securities described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Reference is made to the Authorization to Transfer Shares in Satisfaction of Indebtedness and the Durable Power of Attorney referred to above in Item 4, and the Jericho Delegation of Authority and the GRQ Delegation of Authority referred to above in Item 5 each filed as Exhibits hereto and incorporated by reference herein.

Item 7. Material To Be Filed As Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement, dated January 9, 2002, by and among Jericho, L.L.C., Cynthia R. May, Harold C. Baldauf and Janet A. Baldauf.

2.	Authorization to Transfer Shares in Satisfaction of Indebtedness.

3.	Durable Power of Attorney.

4.	Jericho Delegation of Authority

5.	GRQ Delegation of Authority

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2002	JERICHO II, LLC By: /S/ Cynthia R. May Cynthia R. May Title: Member

CYNTHIA R. MAY /s/ Cynthia R. May

HAROLD C. BALDAUF /s/ Harold C. Baldauf

JANET A. BALDAUF /s/ Janet A. Baldauf

SCHEDULE I

MEMBERS OF JERICHO II, LLC

The name, present principal occupation or employment, and business address of each of the members of Jericho II, LLC (“Jericho”) is set forth below. Each individual listed below is a citizen of the United States.

Members

Cynthia R. May
President, Secretary and Director, Bigmar, Inc.
95 Midland Road
Saginaw, MI 48603

Harold C. Baldauf
Chairman, Saginaw Control & Engineering, Inc.
95 Midland Road
Saginaw, MI 48603

John Tramontana
Chief Executive Officer, Bigmar, Inc.
via Cadepiano 24
CH-6917 Barbengo
SWITZERLAND

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated January 9, 2002 by and among Jericho, L.L.C., Cynthia R. May, Harold C. Baldauf and Janet A. Baldauf.

Exhibit 2	Authorization to Transfer Shares in Satisfaction of Indebtedness.

Exhibit 3	Durable Power of Attorney.

Exhibit 4	Delegation of Authority